Exhibit 99.1

Silvercorp Announces the Construction Plan and Schedule for the Development of the Chaarat ZAAV Project

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, June 22, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM), is pleased to announce a budget US$196.3 million for Chaarat ZAAV CJSC ("ZAAV") which includes the development of Tulkubash (Phase 1) and initial expenditures to advance Kyzyltash (Phase 2). The forecast spending for 2026 is US$57 million and the forecast spending for 2027 is US$139 million.

ZAAV is a joint venture company with Silvercorp holding a 70% interest and being the operator, and Kyrgyzaltyn holding a 30% free-carried interest. ZAAV holds a 100% interest in the mining license (~7 km2) hosting the fully-permitted Tulkubash/Kyzyltash gold projects as well as surrounding exploration licenses (27.42 km2) hosting the Karator and Ishakuld gold zones (the "Projects") in the Tien Shan area of the Kyrgyz Republic. The Board of Directors of ZAAV has approved the budget outlined in the table below:

Cost Items	Total ($ Million)	2026 ($ Million)	2027 ($ Million)
Phase 1 Development of Tulkubash
Mining
Open Pit and Waste Dump	51.5	10.6	40.9
Mine Pit Water Treatment Plant	3.0	-	3.0
Mine Auxiliary Facilities	8.0	2.1	5.9
Heap Leach System
Heap Leach	22.7	8.4	14.3
Crusher	26.5	4.5	22.0
ADR Plant	13.7	2.3	11.4
Power Station	5.3	1.5	3.8
Process Plant Auxiliary Facilities	6.0	2.1	3.9
Commissioning	1.4	-	1.4
General and Administration	14.0	7.2	6.8
Contingency	14.2	3.6	10.6
Total Phase 1	166.3	42.3	124.0

Phase 2 Development of Kyzyltash
Drilling + Studies	30.0	15.0	15.0

Total Phase 1 & 2	196.3	57.3	139.0

Phase 1 Development of Tulkubash

Silvercorp is committed to finance and advance the construction of Tulkubash as a 4 million tonnes of oxidized ore per year open-pit mine/heap leach operation. The Tulkubash project design is based on the Bankable Feasibility Studies completed by Tetra Tech (Joint Ore Reserves Committee ("JORC") Code standard) in 2018, expertized and localized for Kyrgyzstan by Ken Too (Bishkek) in 2020, and further improved (JORC Code standard) in 2021 by LogiProc, a South African firm, with support from Ausenco's Canadian branch. Silvercorp also expects to publish an updated feasibility study, currently in progress by LogiProc, and expected to be completed by July 2026.

The Phase 1 Operation Process Flowsheet is a standard heap leach flow sheet, and consists of: 1) ore mined from the open pit is sent to the crushing plant, lower grade ore is sent to the LG Ore Stockpile and waste rock is sent to the Waste Rock Storage; 2) ore is crushed to a target size of P80 of 12.5 mm; 3) crushed ore is trucked and stacked on the Heap Leach Pad; 4) heap leaching comprises a barren solution dripping and a pregnant solution collection system; and 5) carbon absorption, desorption and recovery (ADR plant) and gold refinery building will produce gold doré bars.

Open Pit Mining, Stripping, and Waste Storage

The construction contract for the open pit and waste storage work will be based on fixed "unit cost" criteria for each cubic metre of rock removed. To date, five mining contractors, four of them with operations in Kyrgyzstan, have visited the site and have provided initial quotes for the open pit mining, stripping, and waste handling. From these quotes, an estimated bill of quantity ("BoQ") was prepared, along with a budget of $51.5 million based on the quote provided by one of the most experienced contractors.

Mine Auxiliary Facilities

The Company plans to set up a temporary camp, a powder magazine and carry out road upgrades in 2026, with an estimated cost of US$2.1 million. In 2027, construction of a mine truck maintenance workshop, detonators storage, temporary ore stockpile and other facilities is scheduled, with an estimated cost of US$5.9 million.

Heap Leach System

The heap leach facility involves the construction of a Crusher, Heap Leach Pad and an ADR Plant at a total capital cost of US$75.6 million. The cost estimates for earthworks are based on the initial, non-binding bidding quotes from Mining Contractors, material cost is based on recent market enquiries in China. Major equipment costs for the crusher are based on vendor quotes. The ADR plant cost estimate is based on the 2021 LogiProc study. Currently, BGRIMM of Beijing has been awarded a contract to redesign the Crusher and ADR plant to the Kyrgyzstan standard, therefore the final budget may be subject to adjustment under the new design. The design work is expected to be completed in stages, with final completion in March 2027.

Phase 2 Development of Kyzyltash (2028-2031):

Silvercorp and ZAAV will invest in the development of the Kyzyltash sulfide deposit as a 3 to 4 million tonnes per year open pit/underground mine, plus flotation, bacterial oxidization ("BIOX") and carbon in leach ("CIL"). To advance development of Kyzyltash, ZAAV will carry out in-fill drilling to convert inferred resources into higher categories, and complete a series of studies, including a Preliminary Economic Assessment (PEA), a Feasibility Study and Detailed Engineering Design.

During 2026, ZAAV plans to conduct a 50,000 to 60,000 metre drilling program, including both in-fill and step-out drilling to convert inferred resource into measured & indicated categories, and to make discoveries to expand the resource base. Currently, three contractors with 12 drill rigs are drilling at the Kyzyltash sulfide zone, including the Contact Zone (CZ) and the Main Zone (MZ). Drilling is generally conducted on spacing grids ranging from 80m×40m to 40m×40m.

In addition to geological drilling, geotechnical and hydrological, metallurgical and environmental studies will also be carried out, with a total budget of $15 million in 2026. The budget is based on actual quotes from drilling contracts.

In 2027, ZAAV plans to complete a PEA and undertake a further 60,000 m of drilling to support a Pre-Feasibility study (PFS), with the objective of submitting the study to the government for review and permitting. The total budget for the year is $15 million.

In 2028, ZAAV plans to complete a Feasibility Study and detailed engineering design for construction, and to commence construction.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the construction schedule, duration, and costs for the development of the Tulkubash/Kyzyltash gold projects, ore tonnage in 2026 and subsequent three year production, and striping ratio etc. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company's Annual Information Form and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in their public reports and filings which are available under its profile at www.sedarplus.ca.

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 07:00e 22-JUN-26